EXHIBIT 99.2

PROFOUND MEDICAL CORP.

Report of Voting Results Pursuant to Section 11.3 of
National Instrument 51-102 – Continuous Disclosure Obligations

The following matters were voted on at the annual and special meeting of holders of common shares of Profound Medical Corp. (the “Corporation”) held on May 20, 2020 (the “Meeting”). The following sets forth a brief description of each matter that was voted upon at the Meeting and the outcome of the vote.

1.	Appointment of Auditors

By resolution passed by show of hands, PricewaterhouseCoopers LLP was appointed as the auditor of the Corporation to hold office until the close of the next annual meeting or until its successor is duly appointed, at such remuneration as may be determined by the board of directors. The numbers in respect of the vote are based on the proxies received.

Votes For	% For	Votes Withheld	% Withheld
8,066,607	99.983%	1,360	0.017%

2.	Election of Directors

By resolution passed by show of hands, the following seven (7) nominees were elected as directors of the Corporation. The numbers in respect of the vote are based on the proxies received.

Nominee	For	% For	Withheld	% Withheld
Arun Menawat	8,067,688	99.997%	279	0.003%
Brian Ellacott	8,066,328	99.980%	1,639	0.02%
Steve Forte	8,067,888	99.999%	79	0.001%
Kenneth Galbraith	7,923,095	98.204%	144,872	1.796%
Linda Maxwell	8,067,336	99.992%	631	0.008%
Jean-François Pariseau	8,065,976	99.975%	1,991	0.025%
Arthur Rosenthal	8,065,776	99.973%	2,191	0.027%

3.	Approval of Long-Term Incentive Plan

By resolution passed by show of hands, the long-term incentive plan of the Corporation, as more particularly described in the Corporation’s Information Circular dated April 13, 2020, was confirmed, approved and adopted. The numbers in respect of the vote are based on the proxies received.

Votes For	% For	Votes Against	% Against
7,578,503	93.933%	489,464	6.067%

Toronto, Ontario, May 20, 2020.

PROFOUND MEDICAL CORP. By: signed “Aaron Davidson” Name: Aaron Davidson Title: Chief Financial Officer